Financial Statements

LPBP Inc.

October 31, 2010

AUDITORS’ REPORT

To the Shareholders of LPBP Inc.

We have audited the statements of financial position of LPBP Inc. (the “Company”) as at October 31, 2010 and 2009 and the statements of net income (loss) and comprehensive income (loss), retained earnings (deficit) and cash flows for each of the years in the three-year period ended October 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2010 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada                                                                                                       /s/  Ernst & Young LLP
February 22, 2011                                                                                                         Chartered Accountants
                             Licensed Public Accountants

Statements of Financial Position

As at October 31
[Thousands of Canadian dollars]	2010	2009
Assets
Cash	$73	$391
Prepaid expenses	-	151
Income taxes receivable	191	28
Total assets	$264	$570

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$25	$67
	$25	67
Shareholders’ equity
Common shares – Class A	-	-
Common shares – Class B (note 4)	273	273
Retained earnings (deficit)	(34)	230
	239	503
Total liabilities and shareholders’ equity	$264	$570
See accompanying notes

On behalf of the Board of Directors:
/s/ G. Peter Dans	/s/ Peter Brent
G. PETER DANS Chairman of the Board and Director	PETER BRENT Director and Secretary

Years ended October 31
[Thousands of Canadian dollars, except for per share information]	2010	2009	2008
	$	$	$
General and administration	(426)	(445)	(429)
Loss before income taxes and interest	(426)	(445)	(429)
Interest income [note 1)	-	613	4,240
Income (loss) before income taxes	(426)	168	3,811
Income tax recovery (expense) - current [note 5]	162	(96)	(8,585)
Income tax recovery – future [note 5]	-	-	8,250
Net income (loss) and comprehensive income (loss)	$(264)	$72	$3,476
Earnings per share – basic and diluted [note 6]	$0	$0	$0
See accompanying notes

Statements of Retained Earnings (Deficit)

Years ended October 31
[Thousands of Canadian dollars]	2010	2009	2008
Retained earnings, beginning of period	$230	$99,494	$96,018

Net income (loss)	(264)	72	3,476

Dividends paid - Class A common shares - Class B non-voting shares	-	(935)	-
	-	(98,401)	-
Retained earnings (deficit), end of period	$(34)	$230	$99,494
See accompanying notes

STATEMENTS OF CASH FLOWS

Years ended October 31
[Thousands of Canadian dollars]	2010	2009	2008
Operating activities
Net income (loss)	$(264)	$72	$3,476
Items not affecting current cash flows:
Future income tax recovery	-	-	(8,250)
	(264)	72	(4,774)
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	151	(101)	4
Accounts payable and accrued liabilities	(42)	6	(52)
Income taxes receivable	(163)	752	(49,952)
	(54)	729	(54,774)

Investing activities
Decrease in assets held in trust for the Company by Nordion Inc.	-	107,017	55,900
	-	107,017	55,900

Financing activities
Return of share capital - Class B non -voting shares [note 4]	-	(9,490)	-
Dividends paid [note 4]	-	(99,336)	-
	-	(108,826)	-
Net increase (decrease) in cash position during the year	(318)	(1,080)	1,126
Cash position, beginning of year	391	1,471	345
Cash position, end of year	$73	$391	$1,471

Cash income taxes paid/(refunded)	$(10)	$(691)	$58,537
Cash interest paid	$-	$-	$-

See accompanying notes

Notes to Financial Statements
 [All amounts in thousands of Canadian dollars, except where noted]

1. Basis of Presentation

(a)
Effective May 1, 2004, LPBP Inc. (“LPBP” or the “Company” and which was previously named Hemosol Inc.) entered into an agreement with Nordion Inc. (“Nordion” and which was previously MDS Inc.) which resulted in a reorganization of the Company’s business (the “Blood Products Business”) and the Ontario clinical laboratories services business (“Labs LP”) of Nordion pursuant to a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario). After the arrangement, shareholders, other than Nordion, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company. Nordion, a related party, holds 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.

On October 4, 2006, Nordion agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. Nordion’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (“MDS Labs”), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the “Partnership Sale”). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February 2007 to be held by Nordion in trust for the benefit of the Company.  The Company was entitled to the funds held by Nordion to fund its day- to -day operations including the payment of income taxes. During 2009, the remaining balance of funds held by Nordion was remitted to the Company, so no amount was being held by Nordion at October 31, 2009.

Effective January 1, 2008, the Company received interest and investment returns, on fund balances held by Nordion, based on the Bank of Canada bank rate less 0.3%. The Company earned no interest income in the year ended October 31, 2010 ($613 and $4,240 for the years ended October 31, 2009 and October 31, 2008, respectively).

(b) The Company has adopted an unclassified balance sheet whereby assets and liabilities are not distinguished between current and non-current. The Company believes that an unclassified balance sheet better reflects the nature of the Company’s operations.

2. Summary of Significant Accounting Policies

The financial statements of LPBP have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant accounting policies are as follows:

Financial instruments
The Company has classified its cash as held-for-trading.  Accounts payable and accrued liabilities have been classified as other financial liabilities, which are measured at amortized cost.

Income taxes
The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that  are expected to be in effect when the differences are expected to reverse.

Use of estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Recent Accounting Pronouncements

The Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to prepare both current and comparative financial information using IFRS.

While the conceptual framework for IFRS and Canadian GAAP are similar, there are significant differences in recognition, measurement and disclosure requirements.  Based on the Company’s review, there will be no financial impact due to the transition to IFRS.

4.  Share Capital

Authorized
Unlimited number of Class A shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-voting shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	2010 $	2009 $
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	- 273	- 273
Closing balance	11,229,117	273	273

In the past, dividends could be declared and paid on the Class B Non-voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equaled the aggregate amount per share of all dividends declared and paid on the Class B Non-voting shares relating to such fiscal year.  During Fiscal 2009, the Company paid to the Class B shareholders a dividend of $98,401 and $9,490 for return of capital for a total payment of $0.009689, per class B share and to the Class A shareholders a dividend of $935 or $0.0099 per Class A share.

The Company did not repurchase or cancel any issued shares for the twelve months ended October 31, 2010 and 2009.

 5. Income Taxes

Provision
The Company’s effective tax rate has the following components:

Years ended October 31	2010	2009	2008
	%	%	%
Combined Canadian federal and provincial tax rate	31.5	33.0	33.9
Increase (decrease) in tax rate as a result of:
Rate differential on loss carryback	4.3	-	-
Provision to return adjustments	7.0	-	-
Tax adjustments	(3.0)	21.1	(22.0)
Change in deferred tax rate	-	-	(6.7)
Other	(1.8)	3.0	3.6
Effective income tax rate	38.0	57.1	8.8

6.  Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each year ended October 31, 2010, 2009 and 2008 were negligible.

7.  Related Party Transactions

Nordion is a related party of the Company and the transactions with Nordion and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company had the following transactions with Nordion and its affiliates for the years ended October 31, 2010, 2009 and 2008:
Years ended October 31	2010	2009	2008
Transactions
Interest income [note1]	$ -	$613	$4,240
General and administration	-	48	48

As of October 31 2010 and October 31, 2009, amounts owed to Nordion and included in accounts payable were n/a as at October 31, 2010 and $12 as at October 31, 2009.

8. Financial Instruments

No assets are held in trust for the Company by Nordion at October 31, 2010.

9. Management of Capital

The Company defines capital that it manages as shareholders’ equity. The Company’s objective when managing capital was to provide optimal returns for its shareholders.